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                          September 6, 2023

       Jarleth Burke
       General Counsel
       Digicel MidCo Ltd
       Clarendon House
       2 Church Street
       Hamilton HM 11
       Bermuda

                                                        Re: Digicel MidCo Ltd
                                                            Application for
Qualification of Indenture on Form T-3
                                                            Filed August 21,
2023
                                                            File No. 022-29108

       Dear Jarleth Burke:

               This is to advise you that we have not reviewed and will not review your application for qualification of indenture.

               Please refer to Section 307(c) of the Trust Indenture Act of 1939 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Charli
Gibbs-Tabler at 202-551-6388 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Technology
       cc:                                              Michael Kaplan